SURGEPAYS, INC.

3124 BROTHER BLVD, SUITE 410

BARTLETT, TN 38133

August 3, 2023

Lauren Pierce

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SurgePays, Inc.
Registration Statement on Form S-3
Filed July 3, 2023
File No. 333-273110

Dear Ms. Pierce:

By letter dated July 18, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided SurgePays, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form S-3 filed on July 3, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form S-3 filed July 3, 2023

General

1.	We note that you issued a press release on May 2, 2023 announcing that you have been approved to dual list your shares on Upstream. Please disclose what security is being listed on Upstream (i.e., common stock or tokenized equity). Disclose whether Upstream is a registered exchange and in what jurisdiction and the risks and uncertainties with listing on this exchange, including any restrictions on investors in this offering. Disclose the rights of the shareholders and any restrictions on investors on the Upstream platform. For example, we note that your press release indicates that U.S. or Canadian-based citizens or permanent residents are not currently able to deposit, buy, or sell securities on Upstream.

RESPONSE: On the date hereof, we are filing Amendment No. 1 to Registration Statement on Form S-3 (the “Amendment”). The Amendment includes a “Recent Developments” section with subsections called “Listing on Upstream,” “Trade Price Discrepancies between the Nasdaq Capital Market and Upstream,” “Information on Trading Activity,” and “Dividend Policy” (such subsections, collectively, the “Upstream Disclosure”) along with a new risk factor to provide the information regarding Upstream requested by the Staff.

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2.	We note that the Upstream website allows trading of tokenized equity of certain companies. Please clarify whether you intend to list the tokenized equity on Upstream. If so, provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. In responding to this comment:

●	Include the company’s legal analysis as to the characterization of the tokenized equity and whether it is the same class as the common shares, a difference class of common stock, or a security based swap.

●	Provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise.

●	Explain the role of MERJ Depository and Registry Limited and how it interacts with the company’s U.S. transfer agent, and also address how any “tokenized equity” is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder’s wallet or an omnibus wallet).

RESPONSE: The Upstream Disclosure provides the disclosure regarding the digital securities requested by the Staff.

3.	Please clarify whether there could be discrepancies between the trading prices of common shares on Nasdaq and the tokenized shares on Upstream, whether resulting from difference liquidity in the markets or otherwise. Include risk factor disclosure, if material.

RESPONSE: Along with the Upstream Disclosure we have included a new risk factor in the Amendment to provide the trading prices discrepancies information requested by the Staff.

4.	Please disclose what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares.

RESPONSE: The Upstream Disclosure provides the disclosure regarding Upstream trading activity requested by the Staff.

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5.	The press release indicates that shareholders are eligible to claim digital NFTs. Explain whether you are planning to offer any digital dividends to shareholders and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Also explain how you will inform and communicate to shareholders in regard to any digital dividends or gifts, with respect to the tokenized shares.

RESPONSE: The “Dividend Policy” subsection of the “Recent Developments” section discloses that we are not currently planning to offer digital dividends to our shareholders. If and when a digital dividend or coupon/reward is contemplated to be issued, all shareholders of record of the Company will be entitled to the dividend or coupon/reward. Such notice and information will be made available through the release of press releases, filing of a Form 8-K, and any required Nasdaq filings.

6.	We note that on January 5, 2023, you were notified by Nasdaq that the company is not in compliance with the annual shareholder meeting requirement for continues listing on the Nasdaq Capital Market. Please include a recent development section to disclose the Nasdaq notification letter and disclose whether you have regained compliance with Nasdaq listing qualifications.

RESPONSE: The “Nasdaq Compliance” subsection to of the “Recent Developments” section of the Amendment discloses that we have regained compliance with Nasdaq listing qualifications.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Anthony Evers

Chief Financial Officer

SurgePays, Inc.

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